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                                ADMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                         TEXAS BIOTECHNOLOGY CORPORATION
                                (Name of Issuer)


                         TEXAS BIOTECHNOLOGY CORPORATION
                      (Name of Person(s) Filing Statement)


                    REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                         (Title of Class of Securities)


                                    88221T112
                      (CUSIP Number of Class of Securities)


                         TEXAS BIOTECHNOLOGY CORPORATION
                         7000 FANNIN STREET, SUITE 1920
                              HOUSTON, TEXAS 77030
                                 (713) 796-8822

                                     Copy to

                                 ROBERT G. REEDY
                             PORTER & HEDGES, L.L.P.
                            700 LOUISIANA, 35TH FLOOR
                              HOUSTON, TEXAS 77002
                                 (713) 226-0600
           (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                                NOVEMBER 12, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



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         This Schedule 13E-4 relates to the actions taken by Texas Biotechnology
Corporation (the "Company") to extend the exercise deadline of its outstanding Redeemable Common Stock Purchase Warrants (the "Warrants") from 5:00 p.m., eastern standard time, on December 14, 1998 to 5:00 p.m., eastern standard time, September 30, 1999.

         The purpose of this Amendment is to report that the offer subject to this Schedule 13E-4 terminated on December 11, 1998 at 5:00 p.m., eastern standard time. The holders of approximately 4,015,444 out of 4,082,500 of the Warrants chose to have the expiration date of their Warrants extended. Warrants which were not extended expired at 5:00 p.m., eastern standard time, on December 14, 1998.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 22, 1998             TEXAS BIOTECHNOLOGY CORPORATION


                                       By:    /s/ STEPHEN L. MUELLER
                                              ----------------------------------
                                       Name:  Stephen L. Mueller
                                       Title: Vice President - Finance and
                                              Administration


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